December 27, 2016

Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, M.E.
Washington, DC 20549-6010

Re:	Network-1 Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 1-15288

Dear Ms. Blye:

We are counsel to Network-1 Technologies, Inc. (the "Company").  On behalf of the Company, request is hereby made for additional time for the Company to respond to the Staff's comment letter, dated December 20, 2016.  The reason for the request for additional time is that the Company needs more time to gather information to respond to the Staff's comments.

Very truly yours,

Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.

By:	/s/ Sam Schwartz
Sam Schwartz, Esq.

cc:       Corey Horowitz, Chairman & CEO
 Netwrok-1 Technologies, Inc.